Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Announces Fourth-Quarter
and Full-Year 2010 Results
2010 Full-Year Net Income of $2.7 Million
TAIPEI, Taiwan, May 5, 2011 — GigaMedia Limited (NASDAQ: GIGM) today announced full-year 2010 revenues of $64.7 million, net income of $2.7 million and fully-diluted earnings per share of $0.04.
Fourth-quarter 2010 revenues were $8.9 million; non-GAAP consolidated net loss was $8.8 million; non-GAAP basic and fully-diluted loss per share were each $0.16, which exclude results from discontinued operations, non-cash share-based compensation expenses, bad debt expense and certain other non-cash or one-time items.
“Fourth-quarter and full-year results were hurt by significant write-downs,” stated GigaMedia Chief Executive Officer Yichin Lee. “We completely wrote-down our investment in T2CN; we also wrote-down investments in IAHGames on initially disappointing results related to Blizzard game initiatives.”
“More encouragingly, we successfully launched new products at the end of the fourth quarter, including A.V.A. and a new web-based MahJong game,” stated CEO Yichin Lee. “Looking ahead, we expect to deliver revenue growth from these games, as well as the launch of FIFA Online 2 in early 2011, and are strongly focused on turning around our financial performance.”
Overview
•	In the fourth quarter of 2010, GigaMedia successfully launched the new game A.V.A. and a new Web-based MahJong game in Taiwan.

•	GigaMedia completely wrote-down its investment in T2CN in the fourth quarter; management is continuing to pursue all means to regain control of T2CN.

•	Management expects cost-cutting initiatives implemented in late 2010 to yield reductions in general and administrative expenses beginning in the first part of 2011.

•	Management is reviewing the option of using excess cash to buy back stock, as well as the potential disposal of certain studio investments to realize gains and crystallize value on GigaMedia’s balance sheet.
Consolidated Financial Results
GigaMedia Limited is a major provider of online entertainment software and services, developing and operating a suite of online games in Asia covering the regions of Greater China and Southeast Asia. GigaMedia also retains a 40 percent equity interest in gambling software business Everest Gaming — now part of BetClic Everest.

For the Fourth Quarter

GIGAMEDIA 4Q10 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$			Change			Change
thousands, except per share amounts)	4Q10	4Q09	(%)	4Q10	3Q10	(%)
Revenues (A)	8,903	40,255	-78	8,903	7,831	14
Gross Profit (A)	2,821	31,321	-91	2,821	4,262	-34
Loss from Operations (A)	(34,668)	(41,952)	NA	(34,668)	(4,903)	NA
Income (Loss) from Continuing Operations (A)	(44,598)	(58,059)	NA	(44, 598)	(9,775)	NA
Net Income (Loss) Attributable to GigaMedia	(41,255)	(51,685)	NA	(41,255)	(9,960)	NA
Net Income (Loss) Per Share, Diluted	(0.73)	(0.95)	NA	(0.73)	(0.18)	NA
Non-GAAP Loss from Operations(A)(B)	(6,636)	(2,044)	NA	(6,636)	(4,328)	NA
Non-GAAP Net Loss (A) (B)	(8,814)	(2,280)	NA	(8,814)	(9,420)	NA
Non-GAAP Net Loss Per Share, Diluted (A) (B)	(0.16)	(0.04)	NA	(0.16)	(0.17)	NA
EBITDA (C)	(40,347)	(50,003)	NA	(40,347)	(8,708)	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	79,541	59,985	33	79,541	94,420	-16

(A)	Excludes results from discontinued operations; 4Q10 and 3Q10 figures exclude GigaMedia’s China operations. (See, “Deconsolidation of T2CN operations,” for more details.)

(B)	Non-GAAP income (loss) from operations, non-GAAP net income (loss) and non-GAAP net income (loss) per share exclude results from discontinued operations, non-cash share-based compensation expenses, bad debt expenses and certain non-cash or one-time items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the fourth quarter decreased to $8.9 million from $40.3 million in the same period of 2009 and increased from $7.8 million in the third quarter of 2010. Year-over-year results decreased primarily as a result of the deconsolidation of the company’s gambling software business, of which GigaMedia sold a majority interest in 2010. Quarter-over-quarter revenue growth resulted from improved contributions from GigaMedia’s Asian online games business, led by growth in the company’s subsidiary IAHGames.
Revenues in the company’s Asian online games business in the fourth quarter of 2010 decreased 17 percent year-over-year and increased 14 percent compared with the third quarter. The decrease from the prior year was attributable to deconsolidation of T2CN’s operations, which more than offset new contributions from IAHGames. (See “Deconsolidation of T2CN operations” for further details.) The increase from the third quarter of 2010 primarily resulted from revenue growth in IAHGames.
Fourth-quarter revenues for FunTown decreased to $5.5 million from $6.6 million a year ago and were up from $5.3 million in the third quarter of 2010. The year-period decrease and the quarterly sequential increase were mainly attributable to variations in contributions from MahJong and other casual games. Revenue contributions from A.V.A. were small during the fourth quarter as commercial operations began in December; contributions are expected to grow in the first quarter of 2011. Average monthly active paying accounts held steady at approximately 66,000 during the fourth quarter. Average monthly revenue per active paying account was approximately $27.70 during the fourth quarter of 2010, up 5 percent from the previous quarter. Fourth-quarter peak concurrent users were approximately 38,000, up 23 percent from the third quarter.
Fourth-quarter revenues for IAHGames were $3.4 million, up from $2.5 million in the third quarter of 2010. Revenue growth was driven by game box sales, which represented 53 percent of IAHGames’ total fourth-quarter revenues. Online game revenues were 41 percent of total revenues during the fourth quarter, led by contributions from FIFA Online 2, Dragonica Online and Granado Espada.
Consolidated gross profit for the fourth quarter decreased to $2.8 million from $31.3 million in 2009 and $4.3 million in the third quarter of 2010, with the year-over-year decrease primarily resulting from the deconsolidation of the gambling software business and the quarterly sequential decrease attributable to a loss in IAHGames. Fourth-quarter 2010 consolidated gross profit margin decreased to 31.7 percent from 77.8 percent in the same period in the prior year, and decreased from 54.4 percent in the third quarter of 2010. The year-over-year decrease was related to the deconsolidation of gambling software business results. The decrease from the third quarter was due to lower gross margin in the Asian online games business mainly attributable to results in IAHGames.
Gross profit in the Asian online games business decreased to $2.8 million in the fourth quarter from $6.5 million a year ago and $4.3 million last quarter, attributable to revenue trends in each period and lower gross margin. Gross margin in the Asian online games business declined to 31.7 percent from 60.0 percent in 2009 and from 54.4 percent in the third quarter of 2010 with the period decreases primarily reflecting results in IAHGames.
Consolidated operating expenses for the fourth quarter decreased to $37.5 million from $73.3 million in the fourth quarter of 2009 and increased from $9.2 million in the third quarter of 2010.
Operating expenses in the Asian online games in the fourth quarter of 2010 were $33.1 million compared to $43.5 million in the prior year period and $4.8 million in the third quarter.
Product development and engineering expenses decreased to $549 thousand in the fourth quarter of 2010 from $3.8 million in the prior year due to deconsolidation of the gambling software business and held steady compared to $603 thousand in the third quarter of 2010.
Selling and marketing expenses decreased to $2.5 million in the fourth quarter from $23.4 million in 2009 and increased compared to $2.0 million in the third quarter of 2010. The year-over-year variation resulted from the deconsolidation of the gambling software business and T2CN. The quarterly sequential increase was attributable to promotion of A.V.A., which GigaMedia launched in December in Taiwan.
General and administrative expenses were $6.7 million in the fourth quarter compared to $6.8 million in 2009 and $6.5 million in the third quarter of 2010. Corporate operating expenses increased to $4.1 million from $3.8 million quarter-over-quarter. The increase was primarily due to legal fees related to the company’s business dispute in China. Fourth-quarter results do not reflect the impact of new cost cutting initiatives; management expects to achieve reductions in general and administrative costs beginning in early 2011 from controlling legal and other costs.
Fourth-quarter 2010 impairment losses and bad debt expenses totaled $27.7 million, primarily consisting of 1) a full impairment of and bad debt related to GigaMedia’s T2CN operations totaling $23.6 million; and 2) impairments of certain prepaid game costs, intangible assets and goodwill totaling $3.4 million related to IAHGames.
Consolidated loss from operations for the fourth quarter increased to a loss of $34.7 million from a loss of $42.0 million in the fourth quarter of 2009 and increased from a loss of $4.9 million in the third quarter of 2010. The period variations primarily reflected the aforementioned factors affecting revenues and costs and expenses.
Loss from operations in the Asian online games business in the fourth quarter of 2010 was $30.3 million compared to a loss of $37.0 million in the prior year period and a loss of $555 thousand in the third quarter of 2010.
Non-GAAP consolidated loss from operations for the fourth quarter of 2010 increased to a loss of $6.6 million from a loss of $2.0 million in the fourth quarter of 2009 and from a loss of $4.3 million in the third quarter of 2010.
Non-GAAP consolidated loss from operations for the fourth quarter of 2010 excluded the following non-cash or one-time items recorded during the fourth quarter of 2010: (1) share-based compensation expenses of $379 thousand; and (2) the aforementioned impairment losses in GigaMedia’s T2CN operations and IAHGames. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Consolidated non-operating income/loss during the fourth quarter of 2010 decreased to a loss of $9.4 million from a loss of $16.2 million in the fourth quarter of 2009 and increased from a loss of $4.8 million recorded in the third quarter of 2010. Results included the following related to IAHGames: 1) an impairment loss of $13.2 million recorded in equity method investments related to IAHGames online game initiatives with Blizzard partially offset by 2) a gain of $2.6 million related to a warrant issued in connection with IAHGames initiatives with Blizzard. Results also included the following related to Everest Gaming: 1) an equity loss of $3.4 million reflecting GigaMedia’s remaining interest in the business, which more than offset 2) a favorable adjustment to the purchase price, net of transaction costs, of $3.3 million related to the sale of the gambling software business.
Consolidated net income/loss for the fourth quarter of 2010 decreased to a loss of $41.3 million from a loss of $51.7 million in the fourth quarter of 2009 and increased from a loss of $10.0 million in the third quarter of 2010. The period variations primarily reflected the aforementioned factors affecting income from operations and consolidated non-operating loss.
Non-GAAP consolidated net loss in the fourth quarter of 2010 was $8.8 million, compared to a non-GAAP net loss of $2.3 million in the same period last year and a non-GAAP net loss of $9.4 million in the third quarter of 2010. Non-GAAP basic and fully-diluted loss per share in the fourth quarter of 2010 were both $0.16.
Consolidated EBITDA for the fourth quarter of 2010 decreased to a loss of $40.3 million from a loss of approximately $50.0 million in the same period last year and increased from a loss of $8.7 million in the third quarter of 2010.
Cash and Strategic Investments
GigaMedia continued to maintain a solid balance sheet during the fourth quarter. Cash, cash equivalents, restricted cash, and marketable securities-current were $79.5 million, down from $94.4 million in the third quarter of 2010. The decrease reflected major cash outflow items, including payments of $7.8 million related to pre-paid game licensing and royalty costs, a one-time tax payment of $2.5 million related to the sale of the gambling software business, and repayment of short-term debt of $2.6 million. Total short-term borrowings were $12.4 million at the end of the fourth quarter of 2010 compared to $15.0 million for the prior quarter.

Marketable securities — noncurrent plus investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities and the company’s remaining 40 percent interest in Everest Gaming, were $100.2 million in the fourth quarter, down from $113.6 million last quarter. The period decrease reflected fourth-quarter write-downs of investments in T2CN, and Blizzard-related products, as well as GigaMedia’s equity loss in Everest Gaming, which offset appreciation in value of investments in certain game studios and developers.
Management is evaluating the potential disposal of certain game studio investments to realize gains and crystallize value on the company’s balance sheet.
Management is also evaluating using excess cash to buy back stock.
Additional Information
The loss on equity method investments during the fourth quarter of 2010 reported in the consolidated financial statements attached hereto includes GigaMedia’s 40 percent share of the gambling software business (Everest Gaming’s) net loss for the fourth quarter of 2010.
In addition, GigaMedia is providing the following supplemental figures related to Everest Gaming’s operations in order to facilitate investors’ understanding of GigaMedia’s results. All amounts were provided to GigaMedia by Everest Gaming’s management and are unaudited.
During the fourth quarter of 2010, Everest Gaming reported to GigaMedia total revenues of $15.4 million, including poker revenues of $10.8 million, with approximately 146,000 active depositing players and 38,000 new depositing players. Everest Gaming also reported to GigaMedia total net loss of $8.6 million for the period.

For the Full Year 2010

GIGAMEDIA FY10 CONSOLIDATED FINANCIAL RESULTS
(all figures in US$ thousands,
except per share amounts)	FY10 (unaudited)	FY09 (audited)	Change (%)
Revenues (A)	64,682	159,581	-59
Gross Profit (A)	43,569	122,694	-64
Income (Loss) from Operations (A)	(47,696)	(40,061)	NA
Net Income (Loss) Attributable to GigaMedia	2,650	(49,085)	NA
Net Income (Loss) Per Share, Diluted	0.04	(0.90)	NA
Non-GAAP Income from Operations (A) (B)	(14,243)	2,462	NA
Non-GAAP Net Income (A) (B)	(25,083)	2,711	NA
Non-GAAP Net Income Per Share, Diluted (A) (B)	(0.45)	0.05	NA
EBITDA (C)	13,644	(40,504)	NA

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income from operations, non-GAAP net income and non-GAAP net income per share exclude results from discontinued operations, non-cash share-based compensation expenses, bad debt expense, and certain other non-cash or one-time items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for 2010 decreased to $64.7 million from $159.6 million in 2009 primarily due to deconsolidation of the gambling software business. Revenues in the Asian online games business also decreased to $38.9 million in 2010 from $46.9 million in 2009, with FunTown revenues down during the period and deconsolidation of T2CN revenues from July 1, 2010 more than offsetting new contributions from IAHGames.
Consolidated gross profit for 2010 decreased to $43.6 million from $122.7 million in 2009 attributable to the aforementioned revenue declines and lower gross margin in the Asian online games businesses primarily resulting from deconsolidation of T2CN and consolidation of IAHGames in 2010. Consolidated gross profit margin declined to 67.4 percent in 2010 from 76.9 percent in 2009, reflecting the deconsolidation of the gambling software business and a lower gross margin in the Asian online games businesses during the period.

Consolidated income from operations for 2010 was a loss of $47.7 million compared to a loss of $40.1 million in 2009. The loss in 2010 included the previously detailed fourth-quarter impairment losses and bad debt, plus certain contract termination costs, which all together totaled $30.4 million, and the 2009 loss included non-cash write-downs that totaled approximately $39.2 million largely composed of impairment losses on capitalized software and licensed games costs and goodwill on online game investments in China and bad debt, which impacted operating income and distorted period comparisons.
Non-GAAP consolidated income from operations for 2010 excluded a number of non-cash or one-time items recorded during 2010, as previously detailed. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP consolidated loss from operations decreased to $14.2 million in 2010 from income of $2.5 million in 2009. The decrease in non-GAAP consolidated income from operations was primarily attributable to deconsolidation of the gambling software business and increased operating expenses in the Asian online games business in 2010.
Consolidated net income for 2010 increased to $2.7 million from a loss of $49.1 million in 2009.
Non-GAAP consolidated net loss in 2010 was $25.1 million compared to net income of $2.7 million in 2009. Non-GAAP basic and fully-diluted loss per share in 2010 were each $0.45 compared to earnings per share of $0.05 in 2009.
Consolidated EBITDA for 2010 increased to $13.6 million from a loss of $40.5 million a year ago.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of May 5, 2011. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.
In the first quarter of 2011, management anticipates a double-digit quarterly sequential increase in revenues and expects a quarterly sequential decrease in total operating expenses.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash or one-time items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-offs of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-offs do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of share-based compensation, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Consolidation of IAHGames
The allocation of the purchase price of IAHGames is subject to adjustment during the measurement period after the closing date (July 2010) when additional information on assets and liability valuations becomes available. Management finalized the valuation of certain assets and liabilities recorded pursuant to the acquisition, including intangibles assets, in the fourth quarter of 2010. Thus, any change to the fair value of the assets and liabilities recorded in the third quarter of 2010 was allocated to goodwill.

Deconsolidation of T2CN operations
As previously mentioned in Forms 6-K dated November 15 and 26, 2010, due to the dispute with Wang Ji that arose in July 2010, GigaMedia has been prevented from obtaining and currently does not have access to the financial information of T2CN Information Technology (Shanghai) Co., Ltd. and its VIEs. Since GigaMedia does not have access to the operating assets of T2CN and has been prevented from obtaining the financial information necessary to report the financial results of T2CN, GigaMedia has effectively lost control over T2CN’s financial reporting process. Therefore, the company deconsolidated T2CN’s results with effect from July 1, 2010.
In connection with the year-end financial reporting process, management was required to perform an impairment analysis for the investment in and advances to the entities held by T2CN as of December 31, 2010. While management continues to believe that its general legal position is sound, as a result of recent setbacks that have delayed the progress of the litigation against Wang Ji and the increasing complexity of the ongoing litigation, it is now impractical for the company to estimate with any degree of certainty the timeline for the eventual resolution of the dispute or the likelihood of a successful outcome. Given the uncertain timeline relating to the resolution of the dispute, and primarily because GigaMedia still cannot exercise any control over the operations of T2CN or obtain any financial data from the management of T2CN, management decided to completely write-off both GigaMedia’s investment and its advances to the entities held by T2CN in order to properly reflect GigaMedia’s financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in the fourth quarter of 2010 are approximately US$22.2 million (after removing the other comprehensive income component of equity related to T2CN from GigaMedia’s balance sheet) and approximately US$1.4 million, respectively.
Full-year and quarterly figures
All 2010 quarterly and full-year figures and all 2009 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-year 2009 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.
Consolidated financial results for 2010 include the results from GigaMedia’s strategic acquisition from July 2010 of leading Southeast Asian online games operator, publisher and distributor IAHGames. Period results were also impacted by a dispute between GigaMedia and its former China head related to T2CN operations, as detailed in GigaMedia’s filings with the United States Securities and Exchange Commission. In accordance with reporting guidelines, beginning in the third quarter of 2010 GigaMedia began to consolidate the results of its IAHGames online games operations and deconsolidated the results of its T2CN operations. As a result, consolidated financial results for 2010 may not be comparable with other periods.

Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Equity in net loss in Everest Gaming
In the second quarter of 2010, in conjunction with the sale of a majority (60 percent) interest of GigaMedia’s online gambling software business to BetClic Everest and subsequent deconsolidation of GigaMedia’s gambling software business, the company began accounting for its investment in Everest Gaming under the equity method of accounting. At the time of the deconsolidation, GigaMedia, along with BetClic Everest, was in the process of finalizing the valuation of Everest Gaming, including the purchase price allocation analysis, and was still gathering the information necessary to determine the appropriate amount of the fair value of Everest Gaming to allocate to identifiable intangible assets and goodwill. In the fourth quarter of 2010, GigaMedia, along with BetClic Everest, finalized the valuation of Everest Gaming. Thus, any change to the fair value of these assets and liabilities recorded previously was allocated to goodwill. In addition, amortization of provisional fair value adjustments to the intangible assets acquired was also adjusted accordingly in the fourth quarter of 2010.
Non-controlling interest
In January 2009, the company adopted new accounting guidance issued by the FASB for non-controlling interests, which required certain reclassifications of non-controlling interests. Unless stated otherwise, all references to “net income” or “net loss” contained in this press release refer to the income statement line item titled “Net income (loss) attributable to GigaMedia.”
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, Everest Gaming’s ability to retain existing online gambling players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2010 and its other filings with the United States Securities and Exchange Commission.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2 010	9/30/2010	12/31/2009	12/31/2010	12/31/2009
	unaudited	unaudited	unaudited	unau dited	audited
	USD	USD	USD	USD	USD
Operating revenues
Gaming software and service revenues	0	0	29,491,869	25,820,083	112,694,086
Online game and service revenues	8,902,652	7,830,514	10,762,732	38,862,413	46,886,672

	8,902,652	7,830,514	40,254,601	64,682,496	159,580,758

Operating costs
Cost of gaming software and service revenues	0	0	4,623,274	4,009,650	20,102,201
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of -$798, $337, $15,249, $10,552 and $100,775, respectively)	6,081,326	3,568,794	4,310,148	17,103,636	16,784,422

	6,081,326	3,568,794	8,933,422	21,113,286	36,886,623

Gross profit	2,821,326	4,261,720	31,321,179	43,569,210	122,694,135

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of -$7,079, $4,290, -$21,506, $17,632 and $59,243, respectively)	549,410	603,334	3,796,265	7,300,868	14,195,295
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of -$17,747,$16,658,$37,470,$64,358 and $231,548, respectively)	2,512,633	1,992,726	23,395,184	21,588,620	79,421,555
General and administrative expenses (includes share-based Compensation expenses under SFAS 123(R) of $404,353,554,291, $630,512, $2,921,839 and $2,885 ,878, respectively)	6,734,875	6,528,207	6,812,471	31,780,630	29,691,830
Bad debt expenses	1,436,207	37,281	955,722	1,639,159	1,091,595
Impairment loss	4,016,442	671	38,313,335	4,732,333	38,355,273
Impairment loss on T2CN operating entites	22,234,363	0	0	22,234,363	0
Contract termination costs	5,892	2,920	0	1,988,882	0

	37,489,822	9,165,139	73,272,977	91,264,855	162,755,548

Income (loss) from operations	(34,668,496)	(4,903,419)	(41,951,798)	(47,695,645)	(40,061,413)

Non-operating income (expense)
Interest income	495,998	156,660	115,820	955,597	432,099
Interest expense	49,475	(232,446)	(118,598)	(370,032)	(390,685)
Foreign exchange gain(loss) — net	(364,526)	(204,500)	(122,381)	(605,558)	168,060
Gain (loss) on disposal of property, plant and equipment	(18,257)	2,458	(13,746)	(125,146)	(30,898)
Gain (loss) on equity method investments	(15,529,564)	(4,521,467)	54,751	(20,770,157)	(87,088)
Gain on deconsolidation of gaming software and service business	3,312,756	0	0	79,140,088	0
Impairment loss on marketable securities and investments	(2,277)	0	(15,742,980)	(4,677,150)	(15,742,980)
Gain on fair value changes of warrant	2,595,219	0	0	2,595,219	0
Other	39,211	1,490	(404,264)	220,787	126,855

	(9,421,965)	(4,797,805)	(16,231,398)	56,363,648	(15,524,637)

Income (loss) from continuing operations before income taxes	(44,090,461)	(9,701,224)	(58,183,196)	8,668,003	(55,586,050)
Income tax (expense) benefit	(507,283)	(73,807)	123,847	(7,260,495)	(516,755)

Income (loss) from continuing operations	(44,597,744)	(9,775,031)	(58,059,349)	1,407,508	(56,102,805)
Income (loss) from discontinued operatio ns	33,904	35,872	103,440	(127,519)	222,314

Net income (loss)	(44,563,840)	(9,739,159)	(57,955,909)	1,279,989	(55,880,491)
Less: Net loss (income) attributable to no ncontrolling interest and subsidiary preferred shares	3,308,927	(220,533)	6,271,205	1,370,371	6,795,286

Net income (loss) attributable to GigaMedia	(41,254,913)	(9,959,692)	(51,684,704)	2,650,360	(49,085,205)

Earnings (loss) per share attributable to GigaMedia
Basic:
(Loss) income from continuing operations	(0.73)	(0.18)	(0.95)	0.05	(0.90)
(Loss) income from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(0.73)	(0.18)	(0.95)	0.05	(0.90)

Fully-diluted:
(Loss) income from continuing operations	(0.73)	(0.18)	(0.95)	0.04	(0.90)
(Loss) income from discontinued operations	0.00	0.00	0.00	0.00	0.00

	(0.73)	(0.18)	(0.95)	0.04	(0.90)

Weighted average shares outstanding:
Basic	56,261,901	56,244,243	54,640,786	55,834,368	54,523,618

Diluted	58,992,728	59,502,030	59,358,528	59,290,983	59,639,242

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	12/31/2010	9/30/2010	12/31/2009
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	70,988,577	85,889,473	55,565,735
Marketable securities — current	3,552,920	3,530,178	3,486,393
Accounts receivable — net	9,505,663	11,276,054	4,227,647
Prepaid expenses	1,996,659	2,059,730	1,204,035
Restricted cash	5,000,000	5,000,000	932,407
Assets held for sale — current	0	0	35,443,651
Other receivables	991,800	8,245,207	792,071
Other current assets	1,052,010	1,629,659	3,186,854

Total current assets	93,087,629	117,630,301	104,838,793
Marketable securities — noncurrent	33,388,752	15,988,932	18,355,693
Investments	66,773,523	97,575,615	3,477,322
Retained ownership of gaming software and service business	0	0	25,951,322
Property, plant & equipment — net	5,301,678	4,771,299	5,988,586
Goodwill	39,492,651	45,462,680	44,416,902
Intangible assets — net	19,769,323	20,067,286	18,923,809
Assets held for sale — noncurrent	0	0	31,301,014
Prepaid licensing and royalty fees	4,213,553	1,327,575	5,556,923
Other assets	5,561,716	2,060,809	1,370,571

Total assets	267,588,825	304,884,497	260,180,935

Liabilities & equity
Accounts payable	4,305,186	3,457,431	590,742
Accrued compensation	4,239,051	4,761,196	2,813,711
Accrued expenses	10,985,777	13,068,942	6,719,275
Short-term borrowings	12,413,465	14,971,018	22,503,598
Liabilities held for sale — current	0	0	26,457,962
Other current liabilities	11,349,536	11,665,618	13,243,917

Total current liabilities	43,293,015	47,924,205	72,329,205
Liabilities held for sale — noncurrent	0	0	1,359,720
Other liabilities	7,729,586	11,362,075	131,715

Total liabilities	51,022,601	59,286,280	73,820,640

Subsidiary preferred shares	1,464,791	1,289,712	0

GigaMedia’s shareholders’ equity	217,521,137	239,759,546	184,744,662
Noncontrolling interest	(2,419,704)	4,548,959	1,615,633

Total equity	215,101,433	244,308,505	186,360,295

Total liabilities & equity	267,588,825	304,884,497	260,180,935

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2010	9/30/2010	12/31/2009	12/31/2010	12/31/2009
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Income (loss) from operations
GAAP result	(34,668,496)	(4,903,419)	(41,951,798)	(47,695,645)	(40,061,413)
Adjustments:
(a) share-based compensation	378,729	575,576	661,725	3,014,381	3,277,444
(b) bad debt expenses related to loan receivables	1,404,882	0	933,116	1,482,631	933,116
(c) impairment loss on capitalized software costs	1,759,818	0	22,960,584	2,199,557	22,960,584
(d) impairment loss on fixed assets	0	0	1,249,827	277,784	1,249,827
(e) impairment loss on goodwill	2,254,992	0	14,102,896	2,254,992	14,102,896
(f) impairment loss on T2CN operating entites	22,234,363	0	0	22,234,363	0
(g) contract termination costs	0	0	0	1,988,882	0

Non-GAAP result	(6,635,712)	(4,327,843)	(2,043,650)	(14,243,055)	2,462,454

Net income (loss) attributable to GigaMedia
GAAP result	(41,254,913)	(9,959,692)	(51,684,704)	2,650,360	(49,085,205)
Adjustments:
(a) share-based compensation	382,207	575,576	583,745	2,871,089	3,093,970
(b) bad debt expenses related to loan receivables	1,404,882	0	862,715	1,482,631	862,715
(c) impairment loss on capitalized software costs	1,424,874	0	17,256,870	1,789,857	17,256,870
(d) impairment loss on fixed assets	0	0	1,025,134	163,061	1,025,134
(e) impairment loss on goodwill	1,803,994	0	14,102,896	1,803,994	14,102,896
(f) impairment loss on T2CN operating entites	22,234,363	0	0	22,234,363	0
(g) contract termination costs	0	0	0	1,658,732	0
(h) impairment loss on Blizzard games recorded in equity method investments	10,571,882	0	0	10,571,882	0
(i) gain on deconsolidation of gaming software and service business, net of taxes	(3,271,468)	0	0	(73,037,860)	0
(j) impairment loss on marketable securities and investments	0	0	15,676,613	4,677,150	15,676,613
(k) other non-operating income	(2,076,175)	0	0	(2,076,175)	0
(l) income from discontinued operations	(33,904)	(35,872)	(103,440)	127,519	(222,314)

Non-GAAP result	(8,814,258)	(9,419,988)	(2,280,171)	(25,083,397)	2,710,679

Basic earnings (loss) per share attributable to GigaMedia
GAAP result	(0.73)	(0.18)	(0.95)	0.05	(0.90)
Adjustments	0.57	0.01	0.91	(0.50)	0.95

Non-GAAP result	(0.16)	(0.17)	(0.04)	(0.45)	0.05

Diluted earnings (loss) per share attributable to GigaMedia
GAAP result	(0.73)	(0.18)	(0.95)	0.04	(0.90)
Adjustments	0.57	0.01	0.91	0.49	0.95

Non-GAAP result	(0.16)	(0.17)	(0.04)	(0.45)	0.05

Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(41,254,913)	(9,959,692)	(51,684,704)	2,650,360	(49,085,205)
Depreciation	459,097	466,673	668,235	1,918,862	3,036,479
Amortization	683,734	635,358	991,075	2,649,624	4,887,482
Interest (income) expense	(625,730)	75,834	91,816	(566,674)	210,763
Tax expense	390,556	73,555	(69,237)	6,991,840	446,338

EBITDA	(40,347,256)	(8,708,272)	(50,002,815)	13,644,012	(40,504,143)